UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Changes in Management

Evogene Ltd., or Evogene, reports changes in its management and in the board of a wholly owned subsidiary:

Mr. Raanan Cohen has been appointed to the board of directors of Canonic Ltd., a wholly owned subsidiary of Evogene, as an active board member.  Mr. Cohen has over 10 years of experience serving as the chief executive officer of publicly traded investment companies (traded in Israel and the United States) conducting private equity investments across diversified sectors including: Agrochemicals, Financial Services, Telecommunication Services, Telecommunication Equipment and Digital Printing. Mr. Cohen served as the CEO of Koor Industries Ltd., as President and CEO of Scitex Corporation Ltd., and as Vice President of Discount Investments Corporation Ltd. Mr. Cohen also served as a board member in several Israeli companies whose shares have been publicly traded in Israel and the United States, including: Adama Agricultural Solutions Ltd., Cellcom Israel Ltd., ECI Telecom Ltd., Scitex Corporation Ltd., and Epsilon Investments House Ltd.

Mr. Cohen currently is a Managing Director of Ashgar Hail Ltd., a privately owned investment corporation, conducting private equity investments and real estate investments in the Israeli market.

Mr. Cohen holds bachelors degrees in law and in economics from Tel-Aviv University and a master’s degree in management from J.L. Kellogg Graduate School of Management, Northwestern University.

Dr. Gaya Loren has been appointed Executive Vice President (EVP) Product Development of Evogene. Dr. Loren brings multidisciplinary expertise in innovation-driven ventures with over 20 years of managerial experience in early and mid-stage investments as well as research and development experience in the biotech and hi-tech industries. Dr. Loren previously served as Chief Technology Officer at Hutchison-Kinrot, a start-up incubator, where she screened, co-built and directed multiple startups. Prior to this Dr. Loren served as Core Technology Manager in Evogene during the years 2002-2004.

Dr. Loren holds a PhD in Bioinformatics from the Hebrew University of Jerusalem.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-240249) and on Form S-8 (File No. 333-193788, 333-201443 and 333-203856) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2020	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer